EXHIBIT 12.1

SUNPOWER CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

(Dollars in thousands)

	Predecessor Company				Successor Company
	Years Ended Dec. 31,			Jan. 1 through Nov. 8, 2004	Nov. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Nine Months Ended Sept. 30, 2006
	2001	2002	2003
EARNINGS
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(2,888)	$(3,533)	$(14,545)	$(23,302)	$(5,609)	$(15,793)	$16,482
Fixed charges	325	648	1,608	3,999	1,113	3,394	1,546
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	—	—	—	—	—	—	—
LESS:
Interest capitalized	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Earnings	$(2,563)	$(2,885)	$(12,937)	$(19,303)	$(4,496)	$(12,399)	$18,028

FIXED CHARGES
Interest expenses	$240	$556	$1,509	$3,759	$1,072	$3,185	$1,282
Interest capitalized	—	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	—
Estimate of interest within rental expense	85	92	99	240	41	209	264
Preference security dividend requirements of consolidated securities	—	—	—	—	—	—	—

Fixed Charges	$325	$648	$1,608	$3,999	$1,113	$3,394	$1,546

RATIO	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.7
DOLLAR AMOUNT OF DEFICIENCY(2)	$(2,888)	$(3,533)	$(14,545)	$(23,302)	$(5,609)	$(15,793)	—

(1)	These computations include SunPower Corporation and its consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and minority interest share of our subsidiary losses, plus fixed charges.
(2)	Dollar amount of deficiency is the amount of earnings required to attain a ratio of 1:1.